FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending February 27, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 27, 2003                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                           Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


25 February 2003            Abacus (GSK)Trustees Limited, as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), sold 60,779 Ordinary Shares in the Company at a price of(pound)11.021 per Ordinary Share.

                            Abacus (GSK) Trustees Limited, as trustee of the GlaxoSmithKline Employee Trust, ("the GSK Trust"), sold 1,532 Ordinary Shares in the Company at a price of (pound)11.1735 per Ordinary Share.

                            Abacus (GSK) Trustees Limited, as trustee of the GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 117,320 Ordinary Shares in the Company to participants of the Glaxo Wellcome 1999 Long Term Incentive Plan..


The Company was advised of this transaction on 26 February 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

26 February 2003

                           Director's Interests



I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned directors:-

Mr John D Coombe        The exercise of a nominal cost option ((pound)1.00) on
                        25 February 2003 to acquire 23,013 shares in the Company, which had vested under the Glaxo Wellcome 1999
                        Long Term Incentive Plan. Mr Coombe subsequently sold
                        9,225 of the shares so acquired at a price of (pound)11.021 per share to pay the resultant tax liability and to meet the costs arising from the sale.


The Company was advised of these transactions on the 27 February 2003.



SM Bicknell
Company Secretary

27 February 2003